Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Edgewater Bank	100%	Federal

Explorer Financial Services Corporation*	100%	Michigan

Edgewater Insurance Agency, Inc.*	100%	Michigan

Waters Edge Real Estate Holdings, LLC*	100%	Michigan

* Wholly owned subsidiary of Edgewater Bank